UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2007

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ______________

Commission File No. 1-6479-1

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OSG Ship Management, Inc. Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Overseas Shipholding Group, Inc.
666 Third Avenue
New York, New York 10017

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN
FORM 11-K

TABLE OF CONTENTS

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
OSG Ship Management, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic 2007 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
June 25, 2008

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006
Investments, at fair value	$ 36,205,887	$ 31,169,903
Participant loans	257,840	174,905
	36,463,727	31,344,808
Receivables:		
Employer's contributions	-	14,973
Participants' contributions	-	22,976
	-	37,949
Net assets available for benefits at fair value	36,463,727	31,382,757
Adjustment from fair value to contract value for interest in collective investment fund relating to fully benefit-responsive investment contracts	(42,132)	55,619
Net assets available for benefits	$ 36,421,595	$ 31,438,376

See Notes to Financial Statements.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Investment income:		
Net appreciation in fair value of investments	$ 896,577	$ 1,342,202
Dividend and interest income	2,175,936	1,532,125
Total investment income	3,072,513	2,874,327
Participant conversions in	634,053	7,483,471
Contributions:		
Participants	1,767,210	1,277,162
Employer	2,692,599	1,827,706
Total contributions	4,459,809	3,104,868
Total additions	8,166,375	13,462,666
Deductions from net assets attributable to:		
Distributions to participants	3,169,444	1,795,855
Other charges	13,712	8,364
Total deductions	3,183,156	1,804,219
Net increase in plan assets	4,983,219	11,658,447
Net assets available for benefits:		
Beginning of year	31,438,376	19,779,929
End of year	$ 36,421,595	$ 31,438,376

See Notes to Financial Statements.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following brief description of OSG Ship Management, Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General:
The Plan, which was amended and restated as of January 1, 1997 (with certain amendments effective as of subsequent dates), is a defined contribution plan covering substantially all employees of OSG Ship Management, Inc. (the "Company") who have sixty days of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2006, the Company amended and restated the Plan to provide for a new employer contribution account and to provide for a special employer contribution account for participants who are fifty or older on January 1, 2006. The rights and benefits of any participant who retired or whose employment was terminated prior to January 1, 2006 shall be determined by the provisions of the Plan in existence at the time of such retirement or such termination of employment.

Effective January 1, 2007, the Company amended and restated the Plan to provide for the merger of the Profit Sharing and Savings Plan of Maritrans Inc. with and into the Plan effective as of March 24, 2008.

Contributions:
Participants may make basic pre-tax contributions to the Plan of up to 6% of compensation, as defined. A participant may also make supplemental pre-tax contributions, the amount of which depends upon the participant's salary. A participant's total contributions in any year may not exceed the maximum amounts for that year as specified in Sections 401(k) and 415 of the Internal Revenue Code and regulations thereunder. Matching contributions are made by the Company as a percentage of the participant's basic contributions and at the discretion of the Company. Effective January 1, 2006, the Company makes contributions in an amount equal to 6% of compensation, as defined, plus during the five years ending December 31, 2010 for each of those employees who are 50 or older as of January 1, 2006, an additional amount calculated as a specified percentage of compensation based on such participant's age. Effective January 1, 2002, a participant's maximum annual addition to the Plan is limited to an amount not greater than the lesser of 100% of the participant's

Note 1 - Description of Plan (continued):

compensation for that year or $40,000, as adjusted. Effective January 1, 2006, contributions with respect to an after-tax savings option can no longer be made.

Participant accounts:
Participants' funds are kept in their own separate pre-tax and company contribution accounts. Each participant's pre-tax account is credited with the participant's contribution and the company matching contribution, if any, is credited to the participant's company contribution account. Net investment gain or loss in each mutual fund or collective fund is allocated to each participant's account in proportion to account balances, as defined. Forfeitures of terminated participant's nonvested company contribution accounts are used to reduce the Company's future contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $313 and $16,925, respectively. These accounts will be used to reduce future employer contributions. Also, in 2007, employer contributions were reduced by $16,612 from forfeited nonvested accounts.

Vesting:
Participants are immediately vested in their pre-tax account, catch-up contribution account, special employer contribution account, after-tax account and rollover account. Participants are vested in their matching contribution account and employer contribution account upon the completion of three years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled.

Participant loans:
Any participant can request from the Plan a loan not to exceed the lesser of (i) the total value of the participant's pre-tax contribution account, catch-up contribution account, after-tax account, special employer contribution account, the vested portion of the matching contribution account and rollover account, (ii) one-half the combined total of the participant's vested accounts, or (iii) $50,000, with this amount further reduced by the highest outstanding balance of any other loan to the participant under the Plan during the last twelve months, as defined. The loan must comply with various terms and conditions including transfer of the amount of the loan from the participant's pre-tax account to a loan fund, which will be pledged as security for the loan.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Payment of benefits:
Upon termination of service, participants will receive the vested value of their accounts either in a lump sum distribution or in installments over a period which can range from three to ten years. The date of the initial payment of benefits may commence at anytime after retirement, death (or total and permanent disability) or termination, but not later than the calendar year in which the participant attains age 70 ½. The plan also provides that on or after a participant's 60th birthday, an active employee may withdraw all of the value of his or her vested accounts under the Plan in a lump sum. Participants with an interest in the Company Stock Fund may elect to receive distributions of their interest in such fund in either cash or common stock of the Overseas Shipholding Group, Inc. (see Note 4).

Tax status:
The most recent determination letter received from the Internal Revenue Service, dated November 1, 2002, ruled that the Plan, as amended, constituted a qualified plan under the provisions of the Internal Revenue Code. The Plan has been subsequently amended. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 2 - Summary of Significant Accounting Policies:

Basis of presentation:
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Note 2 - Summary of Significant Accounting Policies (continued):

As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsible Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective investment fund as well as the adjustment of the investment in the collective investment fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment valuation and income recognition:
Substantially all investments are stated at fair value. Investments in mutual funds are valued at quoted market prices. The collective investment fund is an investment fund that invests primarily in investment contracts issued by insurance companies and commercial banks, which are carried at fair value. The Plan's interest in the collective investment fund is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund. The Company Stock Fund (see Note 4) follows unit accounting. The value of a participant's account in the Company Stock Fund is based on the quoted market price of Overseas Shipholding Group, Inc. stock as well as interest accrued on the balance held in cash.

Changes in the fair value of investments during the year are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on the date the transaction order is executed. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned.

Payment of benefits:
Benefits are recorded when paid.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments:

All of the investments of the Plan are held by Vanguard Fiduciary Trust Company (the "Trustee") under a Trust Agreement. The Trustee executes all investment transactions of the Plan. The participants are able to direct the investment of funds credited to their accounts on a daily basis.

The following table presents investments, at fair value, that represent 5% or more of the Plan's net assets at either December 31, 2007 or 2006:

	2007	2006
Vanguard 500 Index Fund	$ 2,696,595	$ 2,449,467
Vanguard International Growth Fund	2,506,337	2,300,594
Vanguard Prime Money Market Fund	3,273,681	2,159,432
Vanguard Emerging Market Stock Index	2,017,734	1,192,235
Vanguard Wellington Fund	3,434,853	3,140,613
Vanguard Windsor II Fund	2,974,304	3,041,899
Vanguard Retirement Savings Trust	5,035,812	5,779,980

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments (continued):

The Plan's investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2007	2006
Company Stock Fund	$ 322,055	$ 134,508
Goldman Sachs Mid Cap Value Fund	(50,022)	11,262
Janus Small Cap Value Fund	(118,482)	(47,526)
Marisco Focus Investment Fund	21,270	21,850
MSIFT Midcap Growth Advisor	123,766	41,504
Oakmark Select Fund	(90,134)	(12,957)
PIMCO All Asset Fund	1,903	(3,910)
PIMCO Total Return Fund	33,035	(5,257)
Rainer Small/Mid Cap Value Fund	39,821	(440)
RS Emerging Growth Fund	-	99,544
T. Rowe Price Science & Technology Fund	-	3,854
Vanguard 500 Index Fund	107,332	265,051
Vanguard Emerging Mkts-Stock Index Fund	414,962	122,087
Vanguard Explorer Fund	(10,668)	15,127
Vanguard International Growth Fund	126,403	141,407
Vanguard International Value Fund	94,116	(3,591)
Vanguard Mid-Cap Index Fund	23,895	37,488
Vanguard PRIMECAP Fund	36,079	9,648
Vanguard Target Retirement 2005 Fund	(460)	559
Vanguard Target Retirement 2015 Fund	24,638	20,612
Vanguard Target Retirement 2025 Fund	16,684	25,417
Vanguard Target Retirement 2035 Fund	3,657	12,539
Vanguard Target Retirement 2045 Fund	19,106	21,210
Vanguard Target Retirement Income	15,113	255
Vanguard Total Bond Market Index Fund	6,398	(485)
Vanguard U.S. Growth Fund	-	39,661
Vanguard Wellington Fund	14,569	135,686
Vanguard Windsor II Fund	(278,459)	257,099
	$ 896,577	$ 1,342,202

Note 4 - Related Party Transactions:

Certain services are rendered to the Plan by the Company, at no cost to the Plan. The Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan's trustee. Plan investments also include the Company Stock Fund, which invests in shares of Overseas Shipholding Group, Inc., the parent of OSG Ship Management, Inc.

Note 5 - Plan Termination:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Note 6 - Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 7 – Non Exempt Prohibited Transactions:

As reported on the supplemental schedule of delinquent participant contributions, certain Plan contributions were not remitted to the Plan within the time frame specified by 29 CFR 2510.3-102 of the Department of Labor's Rules and Regulations for reporting under ERISA, thus constituting non exempt transactions between the Plan and the Company for the year ended December 31, 2007.

Note 8 - Subsequent Event:

During March 2008, the Profit Sharing and Savings Plan of Maritrans Inc. was merged into the Plan. Maritrans Inc. was acquired by Overseas Shipholding Group, Inc. on November 28, 2006. As a result of this merger, the Plan received $10,645,449 in assets transferred in from the Profit Sharing and Savings Plan of Maritrans Inc.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
EIN #13-3589004
Plan #002

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
(Schedule H, Line 4a)
DECEMBER 31, 2007

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$4,441	$4,441

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
EIN #13-3589004
Plan #002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Schedule H, Part IV, Line 4i)
DECEMBER 31, 2007

Identity of Issuer, Borrower, Lessor, or Similar Party	Investment Description	Fair Value
*Overseas Shipholding Group, Inc.	Company Stock Fund	$ 1,328,901
Goldman Sachs Mid Cap Value Fund	Mutual Fund	407,881
Janus Small Cap Value Fund	Mutual Fund	920,001
Marisco Focus Investment Fund	Mutual Fund	1,023,548
MSIFT Midcap Growth Advisor	Mutual Fund	633,205
Oakmark Select Fund	Mutual Fund	327,431
PIMCO All Asset Fund	Mutual Fund	370,415
PIMCO Total Return Fund	Mutual Fund	1,136,525
Rainer Small/Mid Cap Value Fund	Mutual Fund	981,408
*Vanguard 500 Index Fund	Mutual Fund	2,696,595
*Vanguard Emerging Mkts-Stock Index Fund	Mutual Fund	2,017,734
*Vanguard Explorer Fund	Mutual Fund	427,616
*Vanguard International Growth Fund	Mutual Fund	2,506,337
*Vanguard International Value Fund	Mutual Fund	1,357,885
*Vanguard Mid-Cap Index Fund	Mutual Fund	635,682
*Vanguard PRIMECAP Fund	Mutual Fund	848,523
*Vanguard Prime Money Market Fund	Mutual Fund	3,273,681
*Vanguard Target Retirement 2005 Fund	Mutual Fund	391,031
*Vanguard Target Retirement 2015 Fund	Mutual Fund	558,671
*Vanguard Target Retirement 2025 Fund	Mutual Fund	1,165,275
*Vanguard Target Retirement 2035 Fund	Mutual Fund	773,804
*Vanguard Target Retirement 2045 Fund	Mutual Fund	464,908
*Vanguard Total Bond Market Index Fund	Mutual Fund	328,206
*Vanguard Target Retirement Income Fund	Mutual Fund	185,655
*Vanguard Wellington Fund	Mutual Fund	3,434,853
*Vanguard Windsor II Fund	Mutual Fund	2,974,304
*Vanguard Retirement Savings Trust	Collective Investment Fund	5,035,812
		36,205,887
Participant loans (maturity dates ranging from 2008 through 2011, with interest of 7%)	Loan	257,840
Totals		$ 36,463,727

* Party-in-interest.

Cost information not required for participant directed investments.

See Report of Independent Registered Public Accounting Firm.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
EIN #13-3589004
Plan #002

SCHEDULE OF INVESTMENT ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
DECEMBER 31, 2007

No transaction is reportable herein since all investment assets acquired in 2007 and sold before December 31, 2007 were covered by the exceptions of Labor Regulations 2520.103-11(b)(2).

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
EIN #13-3589004
Plan #002

SCHEDULE OF REPORTABLE TRANSACTIONS
(Schedule H, Part IV, Line 4j)
DECEMBER 31, 2007

No transactions are reportable herein as all plan assets are participant-directed and are allocated to individual participant accounts.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

By ______________________________
Myles R. Itkin
Member of Savings Plan Committee

Date: June 25 2008

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-95029) of Overseas Shipholding Group, Inc. pertaining to OSG Ship Management, Inc. Savings Plan of our report dated June 25, 2008 on our audit of the financial statements and supplemental schedules of OSG Ship Management, Inc. Savings Plan as of December 31, 2007 and 2006 and for the years then ended, which is included in this Annual Report on Form 11-K.

J.H. Cohn LLP

New York, New York
June 25, 2008

END